Exhibit 99.5

MakeMyTrip Limited

Financial Statements

March 31, 2016 and 2015

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Financial Statements

March 31, 2016 and 2015

Table of Contents	Page

Corporate Data	3

Corporate Governance Report	4 – 11

Commentary of the Directors	12

Certificate from the Secretary	13

Independent Auditors’ Report	14 – 15

Statement of Financial Position	16

Statement of Profit or Loss and Other Comprehensive Income (Loss)	17

Statement of Changes in Equity	18 – 19

Statement of Cash Flows	20

Notes to the Financial Statements	21 – 55

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment
1	Deep Kalra	October 9, 2001
2	Philip Clay Wolf	July 20, 2005
3	Frederic Lalonde	December 18, 2006
4	Aditya Tim Guleri	April 03, 2007
5	Gyaneshwarnath Gowrea	February 11, 2009
6	Vivek Narayan Gour	May 01, 2010
7	Ranodeb Roy	January 19, 2012
8	Rajesh Magow	November 06, 2012
9	Naushad Ally Sohoboo	May 20, 2014
10	Mohit Kabra	January 29, 2015
11	James Jianzhang Liang	January 27, 2016

Corporate Secretary

C/o CIM Corporate Services Ltd

Les Cascades Building

33, Edith Cavell Street

Port Louis

Mauritius

Registered office

C/o CIM Corporate Services Ltd

Les Cascades Building

33, Edith Cavell Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebene

Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is C/o CIM Corporate Services Ltd, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius. As at March 31, 2016, the Company had Eleven (11) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	Techblend Inc.	June 15, 2001	British Virgin Islands
6.	HTN Co., Ltd.	March 16, 2000	Thailand
7.	Hotel Travel Limited	December 24, 2004	Malaysia
8.	ITC Bangkok Co., Ltd.	December 20, 1999	Thailand
9.	MakeMyTrip FZ-LLC	January 10, 2013	UAE
10.	Easy to Book Holding B.V.	March 30, 2006*	Netherlands
11.	Easy to Book Service B.V.	May 31, 2006*	Netherlands

*	Following an internal reorganization completed with effect from April 1, 2016, the business of the ETB Group is now being operated through Hotel Travel Group.

The Board of Directors

The Board is composed of eleven (11) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Directors

Independent

1. Vivek Narayan Gour

2. Frederic Lalonde

3. Ranodeb Roy

4. Aditya Tim Guleri

5. Philip Clay Wolf

Non-Executive

1. Aditya Tim Guleri

2. Vivek Narayan Gour

3. Philip Clay Wolf

4. Frederic Lalonde

5. Gyaneshwarnath Gowrea

6. Ranodeb Roy

7. Naushad Ally Sohoboo

8. James Jianzhang Liang

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Executive

1. Deep Kalra

2. Rajesh Magow

3. Mohit Kabra

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address for our directors is Tower A, SP Infocity, 243, Udyog Vihar, Phase 1, Gurgaon, Haryana 122016, India.

1.	Deep Kalra is our founder, group chairman and group chief executive officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 24 years of experience in e-commerce, sales, marketing, corporate banking and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. He has also worked with AMF Bowling Inc. and ABN AMRO Bank, previously. Mr. Kalra serves on the board of The IndUS Entrepreneurs (TIE), New Delhi (NCR) chapter and was their immediate past president. He is on the founding team of Ashoka University in Sonipat, near New Delhi and serves on their Governing Council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.	Rajesh Magow is our co-founder and chief executive officer India, and was appointed to our board of directors on November 6, 2012. Mr. Magow has over 23 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India, Delhi.

3.	Mohit Kabra is our group chief financial officer and was appointed to our board of directors on January 29, 2015. Prior to joining us in July 2011, Mr. Kabra served as a Director Finance at Kohler India where he worked from 2006 to June 2011. He has approximately 22 years of work experience and has held various positions in the India businesses of, among others, PepsiCo, Colgate and Seagrams. Mr. Kabra has a Bachelor of Commerce degree from St. Joseph’s Junior College. He is a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a qualified Cost Accountant from the Institute of Cost Accountants of India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

4.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Treasure Data, Alpine Data Labs, Nexenta, Hired, LeadGenius, Phenom People, Shape Security and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (Nasdaq: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

5.	Philip C. Wolf was appointed to our board of directors in 2005. In addition to serving our board, Mr. Wolf is the non-executive chairman of eDreams ODIGEO (MAD:EDR), a group of online travel booking sites based in Barcelona. From 1994 through 2012, Mr. Wolf was the non-executive chairman of PhoCusWright Inc., a travel industry research firm he founded and led as chief executive officer until its acquisition by Northstar Travel Media LLC. Prior to founding Phocuswright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. He also is a board member of various companies, including eDreams, Hopper, TrustYou, BusBud, blacklane.com and Travel.ru. Mr. Wolf was an adjunct professor at New York University’s Preston Robert Tisch Center for Hospitality, Tourism and Sports Management, and a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a Bachelor of Arts degree in public policy studies from Duke University and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University. The business address for Mr. Wolf is 6 Huckleberry Lane, Truro, MA 02666, United States.

6.	Vivek Narayan Gour was appointed to our board of directors on May 1, 2010. He is the managing director of Air Works India Engineering Pvt Ltd. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

7.	Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper. He previously co-founded Newtrade. As a vice president at Expedia, Mr. Lalonde was responsible for developing the Direct Connect product strategy. He also participated in various Expedia M&A activities. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

8.	Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a co-founder, director and the chief executive officer of RV Capital Management Private Limited based in Singapore. Prior to joining our board of directors, Mr. Roy was a managing director and head of the Fixed Income Division – Asia Pacific at Morgan Stanley from March 2008 to December 2011. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of Fixed Income Currency and Commodities, or FICC, group in 2007. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a Bachelor’s degree in Computer Science and Engineering from the Indian Institute of Technology at Kanpur, India. The business address for Mr. Roy is 3 Phillip Street, #10-05 Royal Group Building, Singapore 048693.

9.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the head of tax of the Cim group, the parent company of Cim Global Business. He was the managing director of Cim Global Business Limited from 2009 to 2011. From 2007 to 2008, he was director of AAAGlobal Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors, member of the Trust and Estate Practitioners, member of the Institute of Fiscal Association and also hold a Master degree. The business address for Mr. Gowrea is Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

10.	Naushad Ally Sohoboo was appointed to our board of directors on May 20, 2014 and is one of our resident directors in Mauritius. Mr. Sohoboo is a manager within the Cim Global Business, having joined Cim Global Business (now part of Cim Group) in August 2004. He has a wide range of experience in corporate secretarial work and accounting. At the Cim Group, he is involved in the structuring, set-up, taxation and administration of various global business entities promoted by a wide portfolio of clients, including large multinational companies and high net-worth individuals. He is also a director of several client companies of Cim Global Management. Mr. Sohoboo completed his secondary education from the Islamic Cultural College, Mauritius. He is also a member of the Association of Chartered Certified Accountants, UK since 2012 and is registered as a Professional Accountant with the Mauritius Institute of Professional Accountants. He is also a member of the Mauritius Institute of Directors. The business address for Mr. Sohoboo is c/o Cim Global Business, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

11.	James Jianzhang Liang was appointed as a director of the Company on January 27, 2016, as a nominee of CTrip. He is one of the co-founders of CTrip and is currently serving as its chief executive officer. Prior to founding CTrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Home Inns Group (NASDAQ: HMIN), Tuniu (NASDAQ: TOUR), eHi (NASDAQ: EHIC) and Qunar (NASDAQ: QUNR). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address for Mr. Liang is Building 16, SKY SOHO, No.968 Jinzhong Road, Shanghai, PRC 200335.

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour, Ranodeb Roy and Aditya Tim Guleri and is chaired by Mr. Gour. The board of directors at its meeting held on May 17, 2016 approved the appointment of Mr. Aditya Tim Guleri as a member of the Audit Committee and resignation of Mr. Fredric Lalonde from the Audit Committee. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Audit Committee (Continued)

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Philip C. Wolf, Frederic Lalonde and James Jianzhang Liang and is chaired by Mr. Gour. The board of directors at its meeting held on January 27, 2016 approved the appointment of Mr. James Jianzhang Liang as a member of the compensation committee. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nomination committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 25 of these financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2014	$29.73	$12.50
2015	$36.12	$19.06
2016	$24.04	$11.97
Fiscal Quarter
2014
1st Quarter	$14.47	$12.50
2nd Quarter	$15.63	$13.49
3rd Quarter	$19.73	$14.01
4th Quarter	$29.73	$19.30
2015
1st Quarter	$35.66	$19.06
2nd Quarter	$36.12	$25.92
3rd Quarter	$30.46	$21.42
4th Quarter	$28.19	$20.56
2016
1st Quarter	$24.04	$17.81
2nd Quarter	$20.81	$11.97
3rd Quarter	$19.05	$13.55
4th Quarter	$22.99	$14.88
Month
2015
December	$19.05	$17.12
2016
January	$22.99	$16.35
February	$18.43	$14.88
March	$19.87	$17.04
April	$20.20	$17.55
May	$18.46	$14.33
June	$15.55	$13.69
July	$19.01	$14.41
August(1)	$20.28	$17.50

Note:

(1)	Until August 26, 2016.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million from The Mauritius Union Assurance Company Limited, Mauritius. This policy is effective till July 2017 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 14 and 15 and the statement of profit or loss and other comprehensive income (loss) is set out on page 17 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 11,000 (2015: USD 9,800).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2016 and 2015 are as follows:

(in ‘USD 000’)
	For the year ended March 31
Particulars	2016	2015
Total income	—	—

Total expenses	(1,287)	(1,534)

Finance income	491	1,549
Finance cost	(14,076)	(784)
Impairment in respect of an investment in associate	(1,546)	Nil
Taxation – provision for current year	Nil	Nil
Taxation – provision for previous year	Nil	Nil
Loss for the year	(16,418)	(769)

Statement of Directors’ responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;

•	disclose with reasonable accuracy at any time the financial position of the Company; and

•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

Certificate from the Secretary under section 166(d) of the Mauritius Companies Act 2001

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act 2001.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001, for the year ended March 31, 2016.

For CIM Corporate Services Ltd
Corporate Secretary

Registered office:

C/o CIM Corporate Services Ltd,

Les Cascades Building, 33, Edith Cavell Street,

Port Louis

Mauritius

Date: September 05, 2016

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Financial Statements

We have audited the financial statements of MakeMyTrip Limited (the “Company”), which comprise the statement of financial position at March 31, 2016 and the statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for the year then ended, and the notes to the financial statements which include a summary of significant accounting policies and other explanatory notes, as set out on pages 16 to 55.

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Directors’ Responsibility for the Financial Statements

The directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Financial Statements (continued)

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of MakeMyTrip Limited at March 31, 2016 and of its financial performance and cash flows for the year ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Wayne Pretorius
Ebène, Mauritius	Licensed by FRC

Date: September 05, 2016

MakeMyTrip Limited

Statement of Financial Position

(Amounts in USD thousands)
		As at March 31
	Note	2015	2016
Assets
Intangible assets		83	83
Investment in subsidiaries	8	133,781	205,048
Investment in associates	9	2,258	18,548
Other investments	10	5,938	6,690
Trade and other receivables	11	15,197	16,496
Term deposits	12	150	20,150
Other non-current assets	13	—	4,702

Total non-current assets		157,407	271,717

Trade and other receivables	11	21,263	32,424
Term deposits	12	76,500	133,762
Other current assets	14	871	3,955
Cash and cash equivalents	15	12,193	9,848

Total current assets		110,827	179,989

Total assets		268,234	451,706

Equity
Share capital	16	21	21
Share premium	16	242,662	248,732
Reserves		571	(5,817)
Accumulated deficit		(10,128)	(26,508)
Share based payment reserve		28,612	37,903

Total equity		261,738	254,331

Liabilities
Loans and borrowings	18	—	194,841
Other non-current liabilities	19	352	—
Total non-current liabilities		352	194,841

Loans and borrowings	18	—	1,858
Trade and other payables	20	182	278
Other current liabilities	21	5,962	398

Total current liabilities		6,144	2,534

Total liabilities		6,496	197,375

Total equity and liabilities		268,234	451,706

These financial statements have been approved by the Board of Directors on September 05, 2016 and signed in its behalf by:

Director	Director

The notes on pages 21 to 55 form an integral part of these financial statements.

MakeMyTrip Limited

Statement of Profit or Loss and Other Comprehensive Income (Loss)

(Amounts in USD thousands, except per share data)
		For the year ended March 31
	Note	2015	2016

Other operating expenses	6	(1,534)	(1,287)

Loss from operating activities		(1,534)	(1,287)
Finance income	7	1,549	491
Finance costs	7	(784)	(14,076)

Net finance income (costs)		765	(13,585)
Impairment in respect of an investment in associate		—	(1,546)

Loss for the year		(769)	(16,418)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets		1,965	752

Other comprehensive income (loss) for the year		1,965	752

Total comprehensive income (loss) for the year		1,196	(15,666)

Loss per share (in USD)	17

Basic		(0.02)	(0.39)

Diluted		(0.02)	(0.39)

The notes on pages 21 to 55 form an integral part of these financial statements

MakeMyTrip Limited

Statement of changes in equity

(Amounts in USD thousands)
	Share capital	Share premium	Reserve for own Shares	Fair Value reserves / (deficit)	Accumulated deficit	Share based payment reserve	Total equity
Balance as at April 1, 2014	21	238,423	(526)	(956)	(9,377)	20,092	247,677
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(769)	—	(769)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	—	1,965	—	—	1,965

Total other comprehensive income (loss )	—	—	—	1,965	—	—	1,965

Total comprehensive income (loss) for the year	—	—	—	1,965	(769)	—	1,196

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 22)	—	—	—	—	—	12,363	12,363
Issue of ordinary shares on exercise of share based awards	—	3,976	—	—	—	(3,825)	151
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	18	(18)	—
Own shares acquired	—	—	(417)	—	—	—	(417)
Re-issue of own shares to settle the financial liability	—	263	505	—	—	—	768

Total transaction with owners	—	4,239	88	—	18	8,520	12,865

Balance as at March 31, 2015	21	242,662	(438)	1,009	(10,128)	28,612	261,738

The notes on pages 21 to 55 form an integral part of these financial statements.

MakeMyTrip Limited

Statement of changes in equity - (Continued)

(Amounts in USD thousands)
	Share capital	Share premium	Reserve for own Shares	Fair Value reserves / (deficit)	Accumulated deficit	Share based payment reserve	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(10,128)	28,612	261,738
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(16,418)	—	(16,418)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	—	752	—	—	752

Total other comprehensive income (loss )	—	—	—	752	—	—	752

Total comprehensive income (loss) for the year	—	—	—	752	(16,418)	—	(15,666)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 22)	—	—	—	—	—	13,740	13,740
Issue of ordinary shares on exercise of share based awards	—	4,425	—	—	—	(4,411)	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	38	(38)	—
Own shares acquired	—	—	(11,093)	—	—	—	(11,093)
Re-issue of own shares to settle the financial liability	—	1,645	3,953	—	—	—	5,598

Total contributions by owners	—	6,070	(7,140)	—	38	9,291	8,259

Balance as at March 31, 2016	21	248,732	(7,578)	1,761	(26,508)	37,903	254,331

The notes on pages 21 to 55 form an integral part of these financial statements

MakeMyTrip Limited

Statement of Cash Flows

(Amounts in USD thousands)
	For the year ended March 31
	2015	2016
Cash flows from operating activities
Loss for the year	(769)	(16,418)
Adjustments for:
Impairment in respect of an investment in associate	—	1,546
Net finance costs (income)	(765)	13,585
Change in trade and other receivables	55	3
Change in other current assets	(607)	(1,846)
Change in trade and other payables	(454)	152

Net cash used in operating activities	(2,540)	(2,978)

Cash flows from investing activities
Interest received	255	1,580
Redemption of term deposits	16,000	58,154
Investment in term deposits	(1,150)	(135,417)
Investment in subsidiaries	(8,617)	(71,267)
Investment in associates	(712)	(17,836)
Loan to subsidiaries	(1,977)	—

Net cash generated from (used in) investing activities	3,799	(164,786)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	151	14
Proceeds from subsidiaries for fair value of share based awards exercised	10,829	104
Direct cost incurred in relation to public offerings	(446)	—
Proceeds from issuance of convertible notes	—	180,000
Direct cost incurred in relation to convertible notes	—	(2,730)
Repurchase of own shares	(417)	(11,093)
Acquisition of non-controlling interest	—	(850)
Payment of deferred consideration related to business combination	(1,374)	—
Interest paid	(15)	(26)

Net cash generated from financing activities	8,729	165,419

Increase (decrease) in cash and cash equivalents	9,988	(2,345)
Cash and cash equivalents at beginning of the year	2,205	12,193

Cash and cash equivalents at end of the year	12,193	9,848

The notes on pages 21 to 55 form an integral part of these financial statements

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is CIM Corporate Services Ltd, Les Cascades Building, 33 Edith Cavell Street, Port Louis, Mauritius. The Company has investment in subsidiaries and associates which are primarily engaged in the business of selling travel products and solutions in India, the U.S., the Netherlands, Singapore, Malaysia, Thailand and U.A.E.

In March 2015, the Company purchased 20,000 of its own shares from the open market at the prevailing market price for USD 417, including directly attributable costs.

During the fiscal year ended March 31, 2016, the Company purchased 768,357 of its own shares from the open market at the prevailing market price for USD 11,093, including directly attributable costs.

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements.

The separate financial statements were authorized for issue by the Board of Directors in its meeting held on September 05, 2016.

(b)	Basis of Measurement

The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;

•	Share-based payments are valued using the Black Scholes valuation model at the date the awards are granted;

•	Available-for-sale financial assets are measured at fair value.

(c)	Functional and Presentation Currency

These financial statements are presented in U.S. dollar (USD). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)

(d)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as follows:

•	Note 3(c) and 10	Available for sale financial assets

•	Note 3(f)	Provisions and contingent liabilities

•	Note 3(c)	Valuation of embedded derivatives in convertible notes

•	Note 3(j) and 24	Income taxes

•	Note 3(e) and 22	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(c)	Valuation of embedded derivative included in convertible notes

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these financial statements.

(a)	Investment in Subsidiaries and Associates

i)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Investments in subsidiaries are valued at cost in the separate financial statements as required under IAS 27 – Separate Financial Statements.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to profit or loss.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(a)	Investment in Subsidiaries and Associates - (Continued)

ii)	Investment in Associates

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices. Investments in associates are valued at cost less impairment in the separate financial statements as required under IAS 27 – Separate Financial Statements. The cost of investment includes transaction costs.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to profit or loss.

iii)	Consolidated financial statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates are accounted for using equity method. The consolidated financial statements are prepared in addition to the separate financial statements.

(b)	Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the difference on available for sale equity investments, which are recognized in other comprehensive income (loss) arising on retranslation. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

(c)	Financial Instruments

i)	Non-Derivative Financial assets

The Company initially recognises loans and receivables on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognised as a separate asset or liability.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

ii)	Non-Derivative Financial assets - (Continued)

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets which are classified into the following specified categories: ‘loans and receivables’ and ‘available for sale’. Loans and receivable comprise of ‘Trade and other receivables’, ‘Cash and cash equivalents’ and ‘Term deposits’.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Company may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Term Deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses. Term deposits are classified as loan and receivables.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

ii)	Non Derivative Financial Liabilities

The Company recognises financial liabilities initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: loans and borrowings, trade and other payables and other current and non-current liabilities. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. The amount in excess of the par value in relation to the issuance of ordinary shares has been classified as share premium.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

iv)	Derivative financial instruments

The Company has an embedded derivative feature in convertible notes. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on inception using the Black-Scholes model. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

v)	Convertible notes

Convertible notes are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by delivering a fixed number of its own equity instruments for a fixed amount of cash is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is initially recognized at fair value less any directly attributable transaction costs. Directly attributable transaction costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date with changes in fair value recognised in profit or loss. The conversion option is presented together with the related liability.

(d)	Impairment

i)	Financial assets (Including Receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the company on terms that the company would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Company considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Impairment - (Continued)

i)	Financial assets (Including Receivables) - (Continued)

Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, primarily software is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(e)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees of subsidiaries is recognised as receivable from subsidiaries, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as receivable is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(f)	Provisions and Contingent Liabilities

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognised as finance cost.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g)	Intangible assets

Software has finite useful life and is measured at cost less accumulated amortisation and accumulated impairment loss. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Amortisation of asset is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Software	5 years

Amortisation methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(h)	Finance Income and Costs

Finance income comprises interest income on funds invested, and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives, costs related to public offerings and cost related to convertible notes. Foreign currency gains and losses are reported on a net basis.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(i)	Earning (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all potential dilutive ordinary shares.

(j)	Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of prior years. Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted at the reporting dates.

A deferred tax asset is recognised only to the extent that is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

(k)	New Accounting Standards and Interpretations not yet Adopted

IFRS 9 Financial Instruments:

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the financial statements.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(k)	New Accounting Standards and Interpretations not yet Adopted - (Continued)

IFRS 15 Revenue from Contracts with Customers:

In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

In April 2016, the IASB has amended IFRS 15. The amendments provide clarifications to apply the principles of IFRS 15 and some additional transitional relief to companies.

The Company has not yet selected a transition method and is evaluating the impact of IFRS 15 on the financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Audit committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the assets or liability that are not based on observable market data (Unobservable Inputs)

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES - (Continued)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire management.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(b)	Share Based Payment Transactions

The fair value of the employee share based awards granted to the employees of the subsidiaries of the Company is measured using the Black-Scholes model. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behaviour of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

(e)	Separable Embedded Derivative

The fair value of the separable embedded derivative in the convertible notes has been determined using Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.

Credit Risk

The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based awards cost and other receivables.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk.

Interest Rate Risk

A majority of the financing of the company has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings and proceeds from the issuance of the convertible notes. Further, the interest rate on convertible notes is fixed. The Company’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the Company to significant interest rate risk. Accordingly, there is limited interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

6)	OTHER OPERATING EXPENSES

Particulars	For the Year Ended March 31
	2015	2016
Insurance	265	253
Legal and professional	1,269	1,034

Total	1,534	1,287

7)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
	2015	2016
Recognized in profit or Loss
Interest income on term deposits	1,477	424
Other interest income	72	67

Finance income	1,549	491

Interest expenses on a finance liabilities measured at amortised cost	—	3,403
Net loss on change in fair value of derivative financial instrument	—	9,017
Net foreign exchange loss	315	67
Cost related to convertible notes	—	775
Change in financial liability	454	496
Other finance charges	15	318

Finance costs	784	14,076

Net finance income (cost) recognized in profit or Loss	765	(13,585)

8)	INVESTMENT IN SUBSIDIARIES

Particulars	As at March 31
	2015	2016
As at beginning of the year	125,164	133,781
Investments made in subsidiaries:
- Investment in MakeMyTrip (India) Private Ltd	5,000	50,000
- Investment in Luxury Tours & Travel Pte Ltd	1,171	359
- Investment in Hotel Travel Group	13	5,000
- Investment in Bona Vita Technologies Private Ltd.	—	5,000
- Investment in Easytobook Group	2,433	10,908

As at end of the year	133,781	205,048

Investments in subsidiaries are valued at cost.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN SUBSIDIARIES - (Continued)

a)	Investment in Luxury Tours & Travel Pte Ltd (LTT)

The Company has invested USD 359 during the year ended March 31, 2016 (March 31, 2015: USD 1,171) for the subscription of new equity shares issued by LTT. The Company own 100% stake Luxury Tours & Travel Pte Ltd.

b)	Investment in Hotel Travel Group

On November 6, 2012, the Company acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, is a well-established travel company in South East Asia and has its presence in Thailand, Singapore and Malaysia, where it has an operating history of over a decade.

As per the terms of the acquisition, the Company also agreed to pay the selling shareholders over a three years period ending December 2015, additional consideration of USD 10,000 in the form of variable number of equity shares of the Company. During the year ended March 31, 2015, the first tranche of deferred consideration i.e. USD 1,000 became due, and this financial liability was discharged by re-issuing 38,655 treasury shares.

During the year ended March 31, 2016, the final tranche of deferred consideration i.e. USD 5,598 became due, and this financial liability was discharged by re-issuing 274,135 treasury shares.

During the fiscal year ended March 31, 2015 and 2016, the Company has further invested USD 13 and USD 5,000, respectively, for the subscription of shares issued by one of the subsidiaries of the HT Group.

c)	Investment in ITC Group

On November 26, 2012, the Company acquired majority equity stake in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. ITC Group is a well-established hotel aggregator and tour operator for Thailand.

As per the terms of the acquisition, the Company will also acquire the remaining shares of ITC Group from the selling shareholder (promoter) in cash in four equal tranches, over a four year earn-out period ending December 2016.

In April 2015, the Company entered into an amendment agreement with the selling shareholder and acquired the remaining shares of ITC Group and increased its ownership to 100%. In May 2015, the Company paid USD 850 in cash, and the final tranche of USD 400 was paid in May 2016.

d)	Investment in Easytobook (ETB) Group

On February 06, 2014, the Company acquired 100% equity stake in Easytobook Holding B.V. and its subsidiaries (“ETB Group”).ETB Group primarily operates through the website www.easytobook.com and offers its customers online hotel reservations in Europe, North America and other key global travel destinations.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN SUBSIDIARIES - (Continued)

d)	Investment in Easytobook (ETB) Group - (Continued)

During the fiscal year ended March 31, 2015 and 2016, the Company has further invested USD 2,433 and USD 10,908, respectively, as share premium contribution for existing shares in Easytobook Holding B.V.

e)	Investment in MakeMyTrip (India) Private Limited

The Company has invested USD 5,000 during the fiscal year ended March 31, 2015 and USD 50,000 during the fiscal year ended March 31, 2016 for the subscription of new equity shares issued by the subsidiary.

f)	Investment in Bona Vita Technologies Private Limited

In July 2015, the Company made an investment of USD 5,000 and acquired approximately 74.4% equity interest in Bona Vita Technologies Private Limited, a newly incorporated entity, which is into the business of online market place for India and outbound holiday business.

9)	INVESTMENT IN ASSOCIATES

Particulars	As at March 31
	2015	2016
As at beginning of the year	1,546	2,258
Acquisition of investments in associates
- Investment in Simplotel Technologies Private Ltd.	712	666
- Investment in Inspirock, Inc.	—	1,970
- Investment in HolidaylQ Pte. Ltd.	—	15,200
Impairment of investments in associates
- Impairment in My Guest House Accomodations Private Ltd.	—	(1,546)

As at end of the year	2,258	18,548

a)	My Guest House Accommodations Private Limited

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of USD 963 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 60. In January 2013, the Company acquired additional shares in MGH, increasing its stake to 38.34% through equity infusion of USD 642 paid in cash.

In September 2015, the Company recognized an impairment loss of USD 1,546 in respect of its investment in MGH. The operations of MGH have been severely affected due to the increased competition from new entrants in the hotel aggregation market in India.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

9)	INVESTMENT IN ASSOCIATES - (Continued)

b)	Simplotel Technologies Private Limited

In December 2014, the Company acquired 16.96% equity interest in Simplotel Technologies Private Limited (Simplotel), which owns and operates www.simplotel.com, and is engaged in the business of building websites and booking engines for hotels. The Company paid cash consideration of USD 712 for the purchase of new shares. Further, in June 2015, the Company has invested USD 469 for new shares of Simplotel, which has increased its equity interest to 25.39%. Further, in November 2015, the Company has acquired additional equity interest for a cash consideration of USD 197, which has increased its equity interest to 33.23%.

c)	Inspirock, Inc.

In April 2015, the Company acquired approximately 20.6% ownership interest in Inspirock, Inc., which owns and operates www.inspirock.com, an online planning tool for completely customizable itineraries. The company paid cash consideration of USD 1,945 for the purchase of new shares. Additionally, acquisition related expenses incurred by the Company amounted to USD 25.

In addition, the Company will get 291,232 warrants convertible into preferred stock of Inspirock, Inc. subject to the Company providing certain marketing services to Inspirock, Inc.

d)	HolidayIQ PTE. LTD.

In July 2015, the Company acquired approximately 30% stake in HolidayIQ PTE. LTD which owns and operates holiday information portal www.HolidayIQ.com, a popular Indian travel community and holidays-planning recommendation engine for cash consideration of USD 15,200. This strategic investment will enable both companies to rapidly scale up hotel content and reviews for Indian customers, and provide more compelling offerings to their visitors.

10)	OTHER INVESTMENTS

Particulars	As at March 31
	2015	2016
Investment in equity securities	5,938	6,690

Total	5,938	6,690

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Company’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 23.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

11)	TRADE AND OTHER RECEIVABLES

Particulars	As at March 31
	2015	2016
Trade and other receivables, net	35,043	48,659
Interest accrued but not due on term deposits	1,417	261

Total	36,460	48,920

Non-current	15,197	16,496
Current	21,263	32,424

Total	36,460	48,920

Receivables represent dues from subsidiaries.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 5 and 23.

12)	TERM DEPOSITS

Particulars	As at March 31
	2015	2016
Term deposits	76,650	153,912

Total	76,650	153,912

Non-current	150	20,150
Current	76,500	133,762

Total	76,650	153,912

As of March 31, 2016, term deposits include USD 1,500 (March 31, 2015: USD 1,500) pledged with banks against bank guarantees.

The Company’s exposure to interest rate risk is disclosed in note 5 and 23.

13)	OTHER NON - CURRENT ASSETS

Particulars	As at March 31
	2015	2016
Other assets	—	4,702

Total	—	4,702

As of March 31, 2016, other assets represents non-current portion of deferred difference of USD 4,702 (March 31, 2015: Nil) (refer note 14 and18).

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

14)	OTHER CURRENT ASSETS

Particulars	As at March 31
	2015	2016
Advance given for buy back of shares	583	2,534
Prepaid expenses	288	182
Other assets	—	1,239

Total	871	3,955

The carrying amount of the convertible notes on initial recognition was adjusted to defer the difference between the fair value and the transaction price. This deferred difference is being subsequently recognized as a gain or loss over the period of maturity of the convertible notes. As of March 31, 2016, other assets include current portion of deferred difference of USD 1,239 (March 31, 2015: Nil) (refer note 13 and 18).

15)	CASH AND CASH EQUIVALENTS

Particulars	As at March 31
	2015	2016
Bank balances	11,843	9,848
Term deposits	350	—

Cash and cash equivalents in the statement of cash flows	12,193	9,848

The Company’s exposure to interest rate risk is disclosed in note 5 and 23.

16)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares*
Particulars	Number	Share capital	Share premium
Balance as at April 1, 2014	41,638,099	21	238,423
Reissue of own shares	38,655	—	263
Own shares acquired	(20,000)	—	—
Shares issued during the year on exercise of share based awards	308,625	—	3,976

Balance as at March 31, 2015	41,965,379	21	242,662

Balance as at April 1, 2015	41,965,379	21	242,662
Reissue of own shares	274,135	—	1,645
Own shares acquired	(768,357)	—	—
Shares issued during the year on exercise of share based awards	235,271	—	4,425

Balance as at March 31, 2016	41,706,428	21	248,732

*	Par value of USD 0.0005 per share

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

16)	CAPITAL AND RESERVES - (Continued)

Share Capital and Share Premium - (Continued)

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ) at the initial offering price of USD 14 per share.

In April, 2014, the Company re-issued 38,655 of its own shares to discharge a part of the deferred consideration for the acquisition of Hotel Travel Group.

In March 2015, the Company purchased 20,000 of its own shares from the open market at the prevailing market price for USD 417, including directly attributable costs.

In January, 2016, the Company re-issued 274,135 of its own shares to discharge the balance deferred consideration of USD 5,598 for the acquisition of Hotel Travel Group.

During the fiscal year ended March 31, 2016, the Company purchased 768,357 of its own shares from the open market at the prevailing market price for USD 11,093, including directly attributable costs.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

17)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted loss per share for the years ended March 31, 2015 and 2016:

	For the Year Faded March 31
Particulars	2015	2016
Loss attributable to ordinary shareholders	(769)	(16,418)
Loss attributable to ordinary shareholders – dilutive	(769)	(16,418)
Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per share	41,808,897	41,714,518

Loss per share (USD)
Basic	(0.02)	(0.39)
Diluted	(0.02)	(0.39)

As at March 31, 2016, 2,547,777 (March, 2015: 2,334,927) issuable ordinary shares including employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

As at March 31, 2016, 1,946,604 (March, 2015:Nil) ordinary shares issuable on conversion of convertible notes due in 2021, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

18)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Company’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Company’s exposure to interest rate, and liquidity risk, see note 5 and 23.

Particulars	As at March 31
	2015	2016
Non-current liabilities
Convertible notes (including fair value of conversion option)	—	194,841

Non-current portion of loans and borrowings	—	194,841

Particulars	As at March 31
	2015	2016
Current liabilities
Convertible notes	—	1,858

Current portion of Loans and borrowings	—	1,858

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

18)	LOANS AND BORROWINGS - (Continued)

Convertible Notes

In January 2016, the Company issued 4.25% convertible notes of USD 180,000 in two tranches to Ctrip.com International, Ltd., which are redeemable after 5 years at par value. The Company incurred USD 2,730 as transaction costs during the year ended March 31, 2016 on issuance of the convertible notes. The convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. Interest on the convertible notes is payable on semi-annual basis.

Under the terms of issue, the holder has a right to redeem these convertible notes in whole or in part before the maturity on occurrence of certain events, including but not limited to a change in control, or liquidation of the company. Further, the convertible notes have few adjustment clauses which along with preserving the relative economic interests of the holder also protect the holder from decline in the market value of the Company’s securities. The price protection clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. The conversion option is presented together with the related liability as a derivative, and has been accounted for at fair value.

The liability component is initially recognized at fair value less any directly attributable transaction costs. On initial recognition, the fair value of convertible notes is different from its transaction price, but this fair value measurement is not evidenced by a valuation technique that uses only data from observable markets, accordingly, the carrying amount of the convertible notes on initial recognition is adjusted to defer the difference between the fair value measurement and the transaction price. This deferred difference is subsequently recognized as a gain or loss over the period of maturity of the convertible notes.

Subsequent to initial recognition, the liability component of the convertible notes is being measured at amortized cost using the effective interest method. The conversion option is being subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Fair value of liability component and derivative at inception:

Particulars
Fair value of liability component at inception	133,321
Fair value of derivative at inception	52,912
Proceeds from issue of convertible notes	(180,000)

Deferred difference	6,233

During the year ended March 31, 2016, the Company has recognized an expense of USD 292 on account of amortization of the deferred difference explained above. The carrying amount of the deferred difference as at March 31, 2016 is USD 5,941 and is disclosed under other current and non-current assets. (Refer note 13 and 14).

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

18)	LOANS AND BORROWINGS - (Continued)

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2016
Fair value of liability component at inception	133,321
Transactions costs	(1,954)
Accretion of interest	3,403

Carrying amount of liability at the end of the year	134,770

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2016
Fair value of derivative at inception	52,912
Net loss on change in fair value of derivative	9,017

Carrying amount of derivative at the end of the year	61,929

There has been no exercise of the conversion option during the year ended March 31, 2016.

19)	OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31
	2015	2016
Other liabilities	352	—

Total	352	—

20)	TRADE AND OTHER PAYABLES

Particulars	As at March 31
	2015	2016
Accrued expenses	182	278

Total	182	278

Trade payables primarily include amount payable for various expenses.

21)	OTHER CURRENT LIABILITIES

Particulars	As at March 31
	2015	2016
Deferred consideration	5,112	—
Other liabilities	850	398

Total	5,962	398

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Program (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan

In 2000, the Company approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2015 and 2016.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise	Number of Options	Weighted Average Exercise	Number of Options
Outstanding at beginning of year	1.49	478,918	1.47	382,439
Forfeited and expired during the year	—	—	—	—
Granted during the year	—	—	—	—
Exercised during the year	1.57	(96,479)	5.39	(2,500)
Outstanding at the end of the year	1.47	382,439	1.45	379,939
Exercisable at the end of the year	1.47	382,439	1.45	379,939

The options outstanding at March 31, 2016 have an exercise price per share in the range of USD 0.4875 to USD 5.057 (March 31, 2015: USD 0.4875 to USD 5.3940) and a weighted average contractual life of 1 year and 3 months (March 31, 2015: 2 years and 3 months).

b)	Share Incentive Plan

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2016 and 2015, the Company granted restricted share units, or RSUs, under the plan to eligible employees of the subsidiaries. Each RSU represents the right to receive one common share.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	SHARE BASED PAYMENT - (Continued)

Description of the Share-Based Payment Arrangements - (Continued)

Share	Option Program (Equity-Settled) - (Continued)

b)	Share Incentive Plan - (Continued)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of Instruments	Vesting conditions	Contractual life of RSUs

RSUs granted during the year ended March 31, 2015	845,507	Refer notes	4 –8 years
RSUs granted during the year ended March 31, 2016	947,516	Refer notes	4 –8 years

Note:

1. Of the RSU granted during the year ended March 31, 2016:

•	Nil (March 31, 2015: 438,801) RSUs have 33.33% graded vesting each year over a 3 year period.

•	936,658 (March 31, 2015: 404,721) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	8,400 RSUs granted in the year ended March 31, 2016 have graded vesting over 2 years: 3,600 on the expiry of 12 months from the grant date, 4,800 on the expiry of 24 months from the grant date and exercisable within a period of 6 months from the date of vesting.

•	2,458 (March 31, 2015: 1,985) RSUs were fully vested on the grant date.

2. The RSUs can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

Particulars	Weighted average exercise price (USD)	Number of Awards	Weighted average exercise price (USD)	Number of Awards
	For the year ended March 31
	2015	2015	2016	2016
Outstanding at beginning of the year	0.0005	1,872,930	0.0005	2,330,743
Granted during the year	0.0005	845,507	0.0005	947,516
Forfeited and expired during the year	0.0005	(175,551)	0.0005	(177,775)
Exercised during the year	0.0005	(212,143)	0.0005	(232,771)
Outstanding at the end of the year	0.0005	2,330,743	0.0005	2,867,713
Exercisable at the end of the year	0.0005	743,716	0.0005	1,138,321

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

22)	SHARE BASED PAYMENT - (Continued)

Description of the Share-Based Payment Arrangements - (Continued)

Share Option Program (Equity-Settled) - (Continued)

b)	Share Incentive Plan - (Continued)

The RSUs outstanding at March 31, 2016 have an exercise price per share of USD 0.0005 (March 31, 2015: USD 0.0005) and a weighted average contractual life of 4.5 years (March 31, 2015: 4.7 years).

During the year ended March 31, 2016, share based payment expense of USD 13,685 (March 31, 2015: USD 12,308) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries.

23)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Particulars	As at March 31
	2015	2016
Trade and other receivables	36,460	48,920
Term deposit	76,650	153,912
Cash and cash equivalents	12,193	9,848
Other assets	583	2,534

Total	125,886	215,214

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2015	2016
India	31,027	44,316
Others	5,433	4,604

Total	36,460	48,920

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

23)	FINANCIAL INSTRUMENTS - (Continued)

Credit Risk - (Continued)

Exposure to Credit Risk - (Continued)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

Particulars	As at March 31
	2015	2016
Balance due from subsidiaries	35,043	48,659
Terms deposits with banks	76,650	153,912
Others	1,417	261

Total	113,110	202,832

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2015		2016
Particulars	Gross	Impairment	Gross	Impairment
Not past due	113,110	—	202,832	—

Total	113,110	—	202,832	—

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2015

Non-derivative financial liabilities	Carrying amount	Contractual cash flows *	6 months or less	6 - 12 months	1-2 years	2-5 years	More than 5 years
Trade and other payables	182	(182)	(182)	—	—	—	—
Other liabilities	6,314	(6,849)	(850)	(5,599)	(400)	—	—

Total	6,496	(7,031)	(1,032)	(5,599)	(400)	—	—

*	Represents undiscounted cash flows on interest and principal.

As at March 31, 2016

Non-derivative financial liabilities	Carrying amount	Contractual cash flows*	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Convertible notes**	134,770	(218,250)	(3,825)	(3,825)	(7,650)	(202,950)	—
Trade and other payables	278	(278)	(278)	—	—	—	—
Other liabilities	398	(400)	(400)	—	—	—	—

Total	135,446	(218,928)	(4,503)	(3,825)	(7,650)	(202,950)	—

*	Represents undiscounted cash flows on interest and principal.
**	Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (Refer note 18)

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

23)	FINANCIAL INSTRUMENTS - (Continued)

Liquidity risk - (Continued)

Derivative financial liabilities	Carrying amount	Contractual cash flows***	6 months	6-12 months	1-2 years	2-5 years	More than 5 years

Separable embedded derivative***	61,929	—	—	—	—	—	—

	61,929	—	—	—	—	—	—

***	Convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder. (Refer note 18)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2015	2016
Fixed rate instruments
Financial assets
Term deposits	76,650	153,912
Cash and cash equivalents	350	—
Financial liabilities
Convertible notes	—	134,770

	77,000	288,682

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss. The Company is not exposed to interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

23)	FINANCIAL INSTRUMENTS - (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Particulars	As at March 31, 2015		As at March 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Assets carried at fair value
(Available for sale)
Other investments	5,938	5,938	6,690	6,690

	5,938	5,938	6,690	6,690

Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	36,460	36,460	48,920	48,920
Term deposits	76,650	76,650	153,912	153,912
Cash and cash equivalents	12,193	12,193	9,848	9,848
Other assets	583	583	2,534	2,534

	125,886	125,886	215,214	215,214

Liabilities carried at fair value
Separable embedded derivative	—	—	61,929	61,929

	—	—	61,929	61,929

Liabilities carried at amortized cost
(Other financial liabilities)
Financial liabilities	6,314	6,314	398	398
Convertible notes	—	—	134,770	134,770
Trade and other payables	182	182	278	278

	6,496	6,496	135,446	135,446

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

23)	FINANCIAL INSTRUMENTS - (Continued)

Fair	value hierarchy - (Continued)

Particulars	As at March 31, 2016
	Level 1	Level 2	Level 3	Total

Other investments	—	—	6,690	6,690

Total assets	—	—	6,690	6,690

Separable embedded derivative	—	—	61,929	61,929

Total liabilities	—	—	61,929	61,929

Particulars	As at March 31, 2015
	Level 1	Level 2	Level 3	Total

Other investments	—	—	5,938	5,938

Total assets	—	—	5,938	5,938

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

Particulars	As at March 31, 2016
	Other investments	Separable embedded derivative

Opening balances	5,938	—
Arising from issuance of convertible notes	—	52,912
Total gains and losses recognized in:
- profit or loss	—	9,017
- other comprehensive income	752	—

Closing balances	6,690	61,929

Particulars	As at March 31, 2015
Other investments

Opening balances	3,973
Total gains and losses recognized in:
- profit or loss	—
- other comprehensive income	1,965

Closing balances	5,938

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

23)	FINANCIAL INSTRUMENTS - (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2016 and 2015, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flow, discounted using a risk adjusted discount rate.

Forecast annual revenue growth rate : 23% - 222%

(March 31, 2015: 30% - 385%) Forecast EBITDA margin: (13%) - 43%

(March 31, 2015: (88%) - 34%) Risk adjusted discount rate: 20.0%

(March 31, 2015: 20.0%)

The estimated fair value would increase (decrease) if :
			•	the annual revenue growth rate were higher (lower)
			•	the EBITDA margin were higher (lower)
			•	the risk adjusted discount rate were lower (higher)
Separable embedded derivative

Black-Scholes model:

The valuation model considers the share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

		Expected term : 5 years Risk free rate : 1.21%	The estimated fair value would increase (decrease) if : • the expected term were higher (lower) • the risk free rate were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs

Other financial liabilities*	Discounted cash flows	Not applicable

Notes: * other financial liabilities includes convertible notes-liability component.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

23)	FINANCIAL INSTRUMENTS - (Continued)

Valuation Techniques - (Continued)

Sensitivity Analysis

Other investments

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2016
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	222	(218)
EBITDA Margin	97	(97)
Risk adjusted discount rate	(477)	543

	For the year ended March 31, 2015
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	276	(272)
EBITDA Margin	120	(120)
Risk adjusted discount rate	(618)	709

Separable embedded derivative

For the fair values of separable embedded derivative, reasonably possible changes of 10 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2016
	Profit or loss
	Increase	Decrease
Risk free rate	201	(201)

Expected term is also a significant unobservable input in valuing the separable embedded derivative. The Company has considered expected term of 5 years for the valuation of the separable embedded derivative. A decrease of 1 year in the expected term at the reporting date would have decreased loss by USD 7,581 as at March 31, 2016, holding other inputs constant. However, the expected term cannot be increased beyond 5 years as the maturity period of the convertible notes is 5 years. (Refer note 18).

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

24)	TAXATION

Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing the maximum effective tax rate to 3%.

At March 31, 2016, the Company has no tax liability and has tax losses of USD 9,203 out of which USD 7,128 could be carried forward until 31st March 2021, USD 1,243 could be carried forward until 31 March 2015, USD 665 could be carried forward until 31 March 2016 and USD 138 could be carried forward until March 31, 2018 and USD 29 could be carried forward until March 31, 2019 to offset against future tax liability.

	For the year ended March 31
Particulars	2015	2016
Loss before taxation	(769)	(16,418)

Income tax at 15%	(115)	(2,463)
Non-deductible expenses	347	1,433
Tax excempt income	(232)	(38)
Current year losses for which no deferred tax asset was recognised	—	1,068

	—	—

25)	RELATED PARTIES

For the purpose of the financial statements, parties are considered to be related to the Company, if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties

Subsidiary	MakeMyTrip (India) Private Limited
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte Ltd
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary Subsidiary	ITC Bangkok Co., Ltd International Tours Centre Co., Ltd.
Subsidiary	MakeMyTrip FZ-LLC
Subsidiary	Easy to Book Holding B.V.
Subsidiary	Easy to Book Service B.V.
Subsidiary	Bona Vita Technologies Private Limited
Key management personnel	Deep Kalra
Key management personnel	Keyur Jyotindra Joshi (till April 30, 2015)
Key management personnel	Rajesh Magow

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

25)	RELATED PARTIES - (Continued)

Related parties and nature of related party relationships - (Continued):

Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani (till May 9, 2014)
Key management personnel	Sanket Atal (till August 31, 2014)
Key management personnel	Vivek Narayan Gour
Key management personnel	Saujanya Shrivastava (from June 1, 2015)
Key management personnel	Yuvaraj Srivastava (from June 1, 2015)
Key management personnel	Frederic Lalonde
Key management personnel	Sharat Singh (from June 1, 2015 till October 9, 2015)
Key management personnel	Sanjay Mohan (from June 1, 2015)
Key management personnel	Ranjeet Oak (from June 1, 2015)
Key management personnel	Ranodeb Roy
Key management personnel	Philip Clay Wolf

Transactions with subsidiaries:

	For the Year Ended March 31
Transactions	2015	2016
Investment in equity shares	8,617	71,267
Issuance of share based awards to the employees of subsidiaries	12,308	13,685
Inter corporate loans given during the year	1,977	—
Interest income on inter corporate loan	72	67
Inter corporate loans given repaid the year	(100)	—

Balance outstanding investment

	As At March 31
	2015	2016
MakeMyTrip (India) Private Limited	91,935	141,935
Hotel Travel Group	22,279	27,279
Luxury Tours & Travel Pte Ltd	8,096	8,456
ITC Group	2,410	2,410
MakeMyTrip Inc.	1,180	1,180
Luxury Tours (Malaysia) Sdn. Bhd.	330	330
MakeMyTrip FZ-LLC	14	14
Easy to book Group	7,537	18,445
Bona Vita Technologies Private Limited	—	5,000

Total	133,781	205,048

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

25)	RELATED PARTIES - (Continued)

Transactions with subsidiaries - (Continued)

Trade and other receivables

	As At March 31
	2015	2016
MakeMyTrip (India) Private Limited	31,027	44,316
Hotel Travel Group	352	487
Luxury Tours & Travel Pte Ltd	223	151
ITC Group	1,347	1,349
MakeMyTrip Inc.	243	260
Luxury Tours (Malaysia) Sdn. Bhd.	30	41
MakeMyTrip FZ-LLC	20	50
Easy to Book Group	1,801	2,005

Total	35,043	48,659

Transactions with key management personnel:

	For the year ended March 31
Particulars	2015	2016
Legal and professional	127	112

Total	127	112

During the year, the Company has granted RSUs equivalent to USD 55 (2015: USD 55) to the Board of Directors against the sitting fees of previous years.

Transactions with associates:

a)	Simplotel Technologies Private Limited

In June 2015, the Company has invested USD 469 for new shares of Simplotel Technologies Private Limited.

MakeMyTrip Limited

Year ended March 31, 2016

NOTES TO THE FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

26)	SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets*
	As at March 31
Particulars	2015	2016
Mauritius	83	4,785

	83	4,785

*	Non-current assets presented above represent intangible assets, and other non-current assets (excluding financial assets).